# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cinemark Holdings, Inc., CIK 0001385280
CUSIP: 17243V102
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 3900 DALLAS PARKWAY, PLANO, Texas (TX), 75093
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-23-001234
Filed by CIK 0000940594

## Reporting persons
- Orbis Investment Management Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 14,123,142; shared voting power 0; sole dispositive power 14,123,142; shared dispositive power 0; aggregate amount beneficially owned 14,123,142 (12.3% of the class)
  Comment: This Amendment is being filed to report that the Reporting Persons' beneficial ownership of the Issuer's voting securities exceeded ten percent (10%) in aggregate as of October 31, 2025. The Reporting Persons are filing this amendment in advance of their regular quarterly Schedule 13G amendment to reflect this change in ownership, consistent with Rule
  13d-1(b)(2) under the Securities Exchange Act of 1934.
  
  The Reporting Persons intend to file their regular quarterly Schedule 13G amendment by the applicable deadline to provide updated information as of quarter-end. This filing should be read together with that subsequent amendment.
  
  The Reporting Persons' ownership increase resulted solely from ordinary course portfolio activity and not from any intention to influence or control the Issuer. The Reporting Persons continue to hold the securities for investment purposes only and remain eligible to report on Schedule 13G pursuant to Rule 13d-1(b).
- Allan Gray Australia Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 65,248; shared voting power 0; sole dispositive power 65,248; shared dispositive power 0; aggregate amount beneficially owned 65,248 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Cinemark Holdings, Inc.
Address of issuer's principal executive offices:
3900 DALLAS PARKWAY, PLANO, TEXAS
75093

## Item 2. Person Filing
Name of person filing:
Orbis Investment Management Limited

Allan Gray Australia Pty Ltd
Address of principal business office or, if none, residence:
Orbis Investment Management Limited
25 Front Street
Hamilton HM11, Bermuda

Allan Gray Australia Pty Ltd
Level 2, Challis House, 4 Martin Place
Sydney NSW2000, Australia
Citizenship:
Orbis Investment Management Limited - BERMUDA

Allan Gray Australia Pty Ltd - AUSTRALIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: Non-U.S. institution equivalent to IA.

## Item 4. Ownership
Amount beneficially owned: 14,188,390
Percent of class: 12.3
Sole power to vote or to direct the vote:
Orbis Investment Management Limited - 14,123,142

Allan Gray Australia Pty Ltd - 65,248
Shared power to vote or to direct the vote:
Orbis Investment Management Limited - 0

Allan Gray Australia Pty Ltd - 0
Sole power to dispose or to direct the disposition:
Orbis Investment Management Limited - 14,123,142

Allan Gray Australia Pty Ltd - 65,248
Shared power to dispose or to direct the disposition:
Orbis Investment Management Limited - 0

Allan Gray Australia Pty Ltd - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Orbis Investment Management Limited.

Another person has the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Allan Gray Australia Pty Ltd.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Information with respect to each of Orbis Investment Management Limited and Allan Gray Australia Pty Ltd (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. Orbis Investment Management Limited and Allan Gray Australia Pty Ltd are classified as a Non-U.S. Institution (FI) that is equivalent to an Investment Adviser (IA). Notwithstanding that the Reporting Persons are making this filing together, none of the Reporting Persons represents that it is a member of a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person as specified in Item 4(a).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited and Allan Gray Australia Pty Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Orbis Investment Management Limited: Matthew Gaarder, Attorney-in-Fact (11/07/2025)
- Allan Gray Australia Pty Ltd: Matthew Gaarder, Attorney-in-Fact (11/07/2025)